 Exhibit 99.10

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this annual report on Form 40-F of our report dated December 1, 2025, relating to the consolidated financial statements of TRX Gold Corp. for the years ended August 31, 2025, and 2024, which appears in TRX Gold Corp.’s Annual Report on Form 40-F for the year ended August 31, 2025, and which is incorporated by reference to TRX Gold Corp.’s Registration Statements on Form F-10 (File No. 333-283907); Form F-3 (File Nos. 333-250146; 333-252876; and 333-255526) and Form S-8 (File Nos. 333-234078; and 333-291126) and to the reference to us under the heading “Experts” in the Prospectus of such Registration Statements.

/s/ Dale Matheson Carr-Hilton Labonte LLP

DALE MATHESON CARR-HILTON LABONTE LLP

Chartered Professional Accountants

Vancouver, Canada

December 1, 2025